

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2011

Via Email
Kevin P. Clark
Vice President and Chief Financial Officer
c/o Delphi Automotive LLP
5725 Delphi Drive
Troy, MI 48098

>   **Re: Delphi Automotive PLC**
>   **Amendment No. 1 to the Registration Statement on Form S-1**
>   **Filed June 30, 2011**
>   **File No. 333-174493**

Dear Mr. Clark:

   We have reviewed your response to our letter dated June 21, 2011 and have the following additional comments.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 36

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations, page 40

1. Refer to footnote (a)(iii) on page 40. Please revise to disclose the significant assumptions that were used to calculate or determine the amounts of the original issue discount and accretion.

2. Please revise adjustment (a) to disclose the relevant assumptions that were used to determine the elimination of interest expense and accretion on extinguished old notes.

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 42

3. Please revise footnote (b) to disclose how the $9 million reduction in original issue discount associated with Tranche B was calculated or determined.

4. We note from your response to prior comment 28 that the May debt modifications are no longer considered a substantial modification and the loss on debt extinguishment has been removed from the pro forma adjustments. Please provide us with your analysis of the debt modification pursuant to ASC 470-50 along with the basis for your conclusion that the modification was not substantial and therefore not an extinguishment requiring recognition of a gain or loss.

Agreements with GM, page 148

Commercial, Supply and Access Agreements, page 148

5. Please file the Commercial Agreement and the Supply Agreement as exhibits to your next amended registration statement or tell us why these agreements are not required to be filed.

Delphi Automotive LLP December 31, 2010 Financial Statements, page F-5

Consolidated Statement of Operations, page F-6

6. We note that in response to prior comment 40, earnings per share information has been added to the consolidated statement of operations. In this regard, we are not clear why the earnings per unit information is disclosed as "not measurable" for the successor periods given that the company was able to calculate the earnings per unit in note 17. Please revise to present your earnings on a per unit basis on the face of the statement of operations. Refer to the guidance in SAB Topic 4:F. The interim statement of operations on page F-77 and your selected and summary financial data should be similarly revised.

Notes to Consolidated Financial Statements, page F-12

1. General and Acquisition of Predecessor Businesses, page F-12

Disposition of the Predecessor, page F-14

7. We note your response to prior comment 41 and the disclosures that have been added on page F-14 of the financial statements but do not believe the revised disclosure fully address the concerns raised in our prior comment. As originally requested, please revise to clearly state how the various components of the $794 million gain from reorganization items were calculated or determined for each bullet point presented on page F-14. As part of your revised disclosure, please disclose the sales price for the Predecessor's global steering business and the manufacturing facilities that were acquired by GM and explain how the loss on disposal was calculated or determined.

17. Membership Interests, page F-57

8. We note the response to prior comment 47 and the disclosures that have been added to Note 17 in response to our prior comment. However, we do not believe the revised disclosures were fully responsive to our prior comment. As previously requested, please revise to disclose all issuances of membership interests including the dates, amounts, and identity of the parties to whom the interests were issued. Your revised disclosures should also explain the nature of the consideration received and should explain how the fair value of any noncash consideration received and the related membership interests issued were valued. For example, we note the ending balance of membership interests disclosed

in the table on page F-58, however, each individual issuance of interests that make up the ending balances are not disclosed. For example, the $1,972 fair value of Class A membership interests issued in 2009 does not agree with the $1,833 Class A membership interests issued to GM on page F-13. Your revised disclosure should indicate the date the additional $139 of Class A interests was issued, to whom, and should also explain how the fair value at issuance was determined.

9. We note the disclosures that have been added to Note 17 on page F-59 in response to prior comment 55. Please revise the disclosures on page F-59 to explain in further detail how the net income attributable to the Class A, Class B, and Class C membership interests was calculated or determined. Note 12 to your interim financial statements should also be revised to include these disclosures.

22. Share-Based Compensation, page F-67

10. We note from your response to prior comment 50 that you expect the Class E-1 membership interests to meet the criteria for immediate vesting 45 days subsequent to the closing of the IPO and not upon the effectiveness or closing of your IPO. Since it appears that the accelerated vesting of the Class E-1 membership interest will be due primarily to the completion of your public offering, please revise the pro forma balance sheet included on page 41 of the registration statement to include a pro forma adjustment giving effect to the accelerated vesting of these membership interests.

General

11. Please update the financial statements when required in accordance with Rule 3-12 of Regulation S-X.

12. An updated accountant's consent should be included in any future amendments to your Form S-1 registration statement.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel, Accounting Branch Chief at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Michael Kaplan
        Davis Polk & Wardwell LLP